# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kymera Therapeutics, Inc., CIK 0001815442
CUSIP: 501575104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 500 North Beacon Street, 4th Floor, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 12/09/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-24-041578
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,676,797; shared voting power 0; sole dispositive power 8,676,797; shared dispositive power 0; aggregate amount beneficially owned 8,676,797 (10.9% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,676,797; shared voting power 0; sole dispositive power 8,676,797; shared dispositive power 0; aggregate amount beneficially owned 8,676,797 (10.9% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,676,797; shared voting power 0; sole dispositive power 8,676,797; shared dispositive power 0; aggregate amount beneficially owned 8,676,797 (10.9% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,676,797; shared voting power 0; sole dispositive power 8,676,797; shared dispositive power 0; aggregate amount beneficially owned 8,676,797 (10.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Kymera Therapeutics, Inc.
Address of issuer's principal executive offices: 500 North Beacon Street, 4th Floor, Watertown, Massachusetts (MA), 02472
Comment:
This Amendment No. 3 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Amendment No. 3 is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Amendment No. 3 is supplemented and amended, as the case may be, as follows:

The disclosure in Item 3 and in Item 6 below is incorporated herein by reference.

On December 9, 2025, the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Jefferies LLC, Stifel, Nicolaus & Company, Incorporated, Guggenheim Securities, LLC and Wells Fargo Securities, LLC (the "Underwriters"), related to the public offering (the "Offering") of 7,000,000 shares of common stock of the Issuer ("Common Stock") at a price to the public of $86.00 per share. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 1,050,000 shares of Common Stock to cover overallotments, if any ("Underwriters' Option"), which the Underwriters exercised in full on December 10, 2025. The Offering closed on December 11, 2025.

Pursuant to the Offering, 667 and Life Sciences purchased 167,192 and 1,838,621 shares of Common Stock, respectively, at the offering price of $86.00 per share, totaling 2,005,813 shares of Common Stock in the aggregate. Each of 667 and Life Sciences purchased the Common Stock with their working capital.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the "Board") and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of Prefunded Warrants (as defined in Item 5), or otherwise), exercise of some or all of the Stock Options (as defined below) to purchase Common Stock of the Issuer or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control. Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 4 is incorporated by reference herein.

Item 5 of Amendment No. 3 is supplemented and amended, as the case may be, as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 3 are incorporated herein by reference. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 78,741,174 shares of Common Stock outstanding as of December 11, 2025 as reported in the Issuer's Prospectus filed with the Securities and Exchange Commission ("SEC") on December 10, 2025 plus 1,050,000 shares of Common stock issued in the exercise of the Underwriters' Option on December 10, 2025, and 19,555 vested non-qualified options exercisable for 19,555 shares of Common Stock ("Stock Options") received by Felix J. Baker as compensation for his service on the Board. Set forth below in Exhibit 99.1 is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of Prefunded Warrants, subject to the Beneficial Ownership Limitation (as defined below).
Number of shares as to which each person has sole or shared power to vote or dispose:
The direct holdings of the Funds are detailed in Exhibit 99.1.

The prefunded warrants are exercisable at any time on a 1-for-1 basis at an exercise price of $0.0001 per share into Common Stock ("Prefunded Warrants"), subject to the limitations discussed below and have no expiration date. The Prefunded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no more than 4.99% of the outstanding shares of Common Stock (the "Beneficial Ownership Limitation"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the number of outstanding shares of Common Stock. The Prefunded Warrants are not currently exercisable due to the effect of the Beneficial Ownership Limitation.

In conjunction with his service on the Board, Felix J. Baker holds 32,000 Stock Options at an exercise price of $40.20 per share which vest in 36 equal monthly installments over a three-year period commencing on March 28, 2024 and expire on March 27, 2034, of which 19,555 are or will be vested as of sixty days following the date of this filing. Felix J. Baker also holds 16,000 Stock Options at an exercise price of $46.47 that vest on the earlier of the first anniversary of the grant date or the date of the 2026 annual meeting of stockholders of the Issuer. Felix J. Baker also serves on the Compensation Committee of the Board. The policies of the Funds and the Adviser do not permit managing members of the Adviser GP to receive compensation for serving as a director of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for Felix J. Baker's service on the Board.

The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options held by Felix J. Baker disclosed herein and in previous amendments to this Schedule 13D.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Transactions in the class effected during the past sixty days: (c) Except as disclosed herein the Reporting Persons or their affiliates have not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Amendment No. 3 is supplemented and amended, as the case may be, as follows:

Director Lock-Up Agreement

On December 9, 2025, Felix Baker entered into a Lock-Up Agreement (the "Director Lock-Up Agreement") pursuant to which, subject to specified exceptions, Dr. Baker in his personal capacity agreed, without the prior written consent of the representatives of the Underwriters, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of his Common Stock or any of his other securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Common Stock, in each case for a period beginning December 9, 2025 and ending February 7, 2026.

The foregoing description of the Director Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Director Lock-Up Agreement, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Holding by the Funds in Securities of the Issuer

99.2 Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on December 10, 2025).

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, By: Baker Bros. Advisors (GP) LLC, its general partner Scott L. Lessing/ President (12/11/2025)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (12/11/2025)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (12/11/2025)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (12/11/2025)